FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1. Name and Address of Reporting Person

Drew, Ernest H.

425 Corporate Circle

Golden, CO 80401

2. Issuer Name and Ticker or Trading Symbol

UQM Technologies, Inc. (UQM)

3. IRS or Social Security Number of Reporting Person (Voluntary)

N/A

4. Statement for Month/Year

August, 2002

5. If Amendment, Date of Original (Month/Year)

N/A

6. Relationship of Reporting Person to Issuer

Director

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1. Title of Security (Instr. 3)

Line 1 - Common Stock

Line 2 - Common Stock

Line 3 - Common Stock

Line 4 - Common Stock

Line 5 - Common Stock

Line 6 - Common Stock

Line 7 - Common Stock

2. Transaction Date (Month/Day/Year)

Line 1 - August 6, 2002

Line 2 - August 6, 2002

Line 3 - August 6, 2002

Line 4 - August 6, 2002

Line 5 - August 7, 2002

Line 6 - August 8, 2002

Line 7 - August 8, 2002

3. Transaction Code (Instr. 8)

Line 1 - Code: S

Line 2 - Code: S

Line 3 - Code: S

Line 4 - Code: S

Line 5 - Code: S

Line 6 - Code: S

Line 7 - Code: S

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

Line 1 - Amount: 2,000 Shares;(A)or(D):Disposed;Price: $2.30 Per Share

Line 2 - Amount: 6,000 Shares;(A)or(D):Disposed;Price: $2.68 Per Share

Line 3 - Amount: 2,000 Shares;(A)or(D):Disposed;Price: $2.45 Per Share

Line 4 - Amount: 7,000 Shares;(A)or(D):Disposed;Price: $2.53 Per Share

Line 5 - Amount: 7,500 Shares;(A)or(D):Disposed;Price: $2.43 Per Share

Line 6 - Amount: 3,000 Shares;(A)or(D):Disposed;Price: $2.28 Per Share

Line 7 - Amount: 6,000 Shares;(A)or(D):Disposed;Price: $2.30 Per Share

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

252,100 Shares

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

121,000 Shares Direct

131,100 Shares Indirect

7. Nature of Indirect Beneficial Ownership (Instr. 4)

131,100 Shares Indirectly by a retirement account for the benefit of Ernest H. Drew;

common stock held individually by Katy E. Drew, wife of Mr. Drew; and

common stock held by Katy E. Drew, wife of Mr. Drew, as custodian for Kevin Drew,

son of Mr. Drew.

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)

Line 1 - Call Options

Line 2 - Call Options

2. Conversion or Exercise Price of Derivative Security

Line 1 - $4.25 per share

Line 2 - $2.55 per share

3. Transaction Date (Month/Day/Year)

Line 1 - August 10, 2002

Line 2 - August 21, 2002

4. Transaction Code (Instr. 8)

Line 1 - J

Line 2 - A

5. Number of Derivative Securities Acquired (A) or Disposed of(D)

(Instr. 3, 4 and 5)

Line 1 - D: Disposed; 9,275 shares

Line 2 - A: Acquired;16,484 shares

6. Date Exercisable and Expiration Date (Month/Day/Year)

Line 1 - Date Exercisable: August 10, 2002; Expiration Date: August 10, 2002

Line 2 - Date Exercisable: August 21, 2002; Expiration Date: August 20, 2005

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

Line 1 - 9,275 shares of common stock

Line 2 -16,484 shares of common stock

8. Price of Derivative Security (Instr. 5)

Line 1 - N/A

Line 2 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

Call Options on 28,368 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

28,368 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

N/A

Explanation of Responses: Item 4, Line 1: Expiration of out-of-the-money call option. Mr. Drew disclaims beneficial ownership of the common stock held by Katy E. Drew as Custodian for Kevin Drew.

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/Ernest H. Drew	September 9, 2002

**Signature of Reporting Person Date